FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utilities
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations continue. See Instruction 1(b)								OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response 0.5
(Print or Type Responses)
1. Name and Address of Reporting Person AMERICAN FINANCIAL GROUP, INC.	2. Issuer Name and Ticker or Trading Symbol Marsh Supermarkets Inc. (MARSA)							6. Relationship of Reporting Person to Issuer (Check all applicable)
(Last) (First) (Middle) One East Fourth Street	3. IRS Identification, Number of Reporting Person, if an entity (Voluntary)				4. Statement for Month/Day/Year January 24, 2003			Director	X 10% Owner
								Officer (give title below)	Other (specify below)
(Street) Cincinnati, Ohio 45202	31-1422526				5. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
    Form filed by One Reporting Person
 X  Form filed by More than One Reporting PersonForm filed by One Reporting Person
 X  Form filed by More than One Reporting Person

(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date	2A. Deemed Execution Date, if any	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)			5. Amount of Securities Beneficially Owned	6. Owner- ship Form: Direct	7. Nature of In- Direct Bene-
	(Month/ Day/ Year)	(Month/ Day/ Year)	Code	V	Amount	(A) or (D)	Price	Following Reported Transactions (Instr. 3 and 4)	(D) or Indirect (I) (Instr. 4)	Ficial Owner- ship (Instr. 4)
Class A Common Stock								729,844	I	#1
Class B Common Stock								189,543	I	#1
Class B Common Stock								210,000	I	#2
Class B Common Stock	1/24/03		S		10,000	D	$11.75	298,801	I	#3

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                                              Over
*If the form is filed by more than one reporting person, see Instruction 4(b)(v)                                                              SEC 1474 (9-02)

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FORM 4 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or| Exercise Price of Deriv- ative	3. Trans- action Date	3A Deemed Execution Date, if any	4. Transac- tion Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)			6. Date Exercisable and Expiration Date (Month//Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative ecuri- ty	9. Number of Deriv- ative Secur- ities Bene-	10. Owner- ship Form of De- rivative Secur	11. Nature of In- direct Bene- ficial Owner-
	Security	(Month/ Day/ Year)	(Month/ Day/ Year)					Date	Expiration		Amount or	(Instr. 5)	icially Owned at End of	Ity Direct (D) or Indi-	Ship (Instr. 4)
				Code	V	(A)	(D)	Exercisable	Date	Title	Number of Shares		Month (Instr. 4)	rect (I) (Instr. 4)

Explanation of Responses:

Note a:   The Other Reporting Persons (each of whose address is the same as that listed in Item 1) are: Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner. Each of the other Reporting Persons are officers, directors and significant shareholders of American Financial Group, Inc. ("AFG:). These other Reporting Persons may be deemed to beneficially own the equity securities of Marsh Supermarkets, Inc. held by AFG.

Indirect #1   These shares are held by Great American Insurance Company, Inc. ("GAI"). The Reporting Person beneficially owns 100% of GAI.
Indirect #2   Infinity Insurance Company, 100% owned by American Premier Underwriters, Inc. ("APU") The Reporting Person beneficially owns 100% of APU.
Indirect #3   Windsor Insurance Company, 100% owned by American Premier Underwriters, Inc. ("APU") The Reporting Person beneficially owns 100% of APU.

                                                                                                                                                            AMERICAN FINANCIAL GROUP, INC.
                                                                                                                                                           Carl H. Lindner
                                                                                                                                                           Carl H. Lindner III
                                                                                                                                                           S. Craig Lindner
                                                                                                                                                           Keith E. Lindner

**Intentional misstatements or omissions of facts constitute Federal Criminal violations                   By: Karl J. Grafe ________       January 27, 2003
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                                                         ** Signature of Reporting Person                         Date
                                                                                                                                                                Karl J. Grafe, as Assistant Secretary
Note:  File three copies of this Form, one of which must be manually signed.                                          of American Financial Group, Inc. and              Page 2
       If space provided is insufficient, see Instruction 6 for procedure.                                                      as Attorney-in-fact for each of the others        SEC 1474 (3/91